Power & Digital Infrastructure Acquisition Corp.

321 North Clark Street, Suite 2440

Chicago, Illinois 60654

December 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathryn Jacobson, Robert Littlepage, Larry Spirgel and Kathleen Krebs

Re:	Power & Digital Infrastructure Acquisition Corp.

Registration Statement on Form S-4, as amended

File No. 333-258720

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Power & Digital Infrastructure Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 30, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie Yee, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3630, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Patrick C. Eilers
Patrick C. Eilers
Chief Executive Officer